Mail Stop 3561

May 28, 2009

Richard Pietrykowski
President
Surface Coatings, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

> **Re:** **Surface Coatings, Inc.**
> **Response letter dated May 12, 2009 regarding**
> **Post-Effective Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed April 27, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

   We have reviewed your written response to our comment letter dated May 5, 2009 and have the following comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Post-Effective Amendment No. 4 to Registration Statement on Form S-1

1. We note that you filed your Form 10-Q for the quarter ended March 31, 2009. Please update your Post-Effective Amendment's financials and your Management's Discussion and Analysis disclosure to reflect the disclosures presented in your Form 10-Q.

Richard Pietrykowski
Surface Coatings, Inc.
May 28, 2009
Page 2

Form 10-K for Fiscal Year Ended December 31, 2008

2. Please file your supplemental response faxed to the staff dated May 12, 2008 on EDGAR as a correspondence file.

Signatures, page 14

3. We note that you have proposed to revise your Form 10-K to include the proper signatures of your principal executive officer, your principal financial officer, your principal accounting officer and a majority of the board of directors. However, after Mr. Pietrykowski has executed the Form 10-K on behalf of the registrant and before the second set of signatures please insert the following language, "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated."   Refer to the "Signatures" format of Form 10-K.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.